Mail Stop 4561
Via fax (952) 890-7451

October 6, 2009

Richard Pomije
Chief Executive Officer
DigitalTown, Inc.
11974 Portland Ave.
Burnsville, MN 55337

>   **Re:**   **DigitalTown, Inc.**
>   **Form 10-K for the Fiscal Year Ended February 29, 2008**
>   **Filed May 27, 2008**
>   **Form 10-Q for the Quarterly Period Ended May 31, 2009**
>   **Filed July 15, 2009**
>   **File no. 0-27225**

Dear Mr. Pomije:

        We have reviewed your response letter dated September 17, 2009 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 4, 2009.

Form 10-K for the Fiscal Year Ended February 29, 2008

1.   We refer to your response to prior comment 3 and note that at the time of your response you were evaluating whether an amended Form 2-E should be filed for sales of your common stock for approximately $3.6 million. Please tell us the results of your evaluation. To the extent that you have determined that an amended Form 2-E does not need to be filed, please provide us with your analysis in this regard.

Form 10-Q for the Quarterly Period Ended May 31, 2009

Note 3. Intangible Assets

2.   We note your response to our prior comment 4 where you indicate that $577,324 of annual registration fees were capitalized during the website development stage and are included in the $815,086 domain name balance at May 31, 2009. Please provide a

breakdown of the remaining $237,762 of costs included in your domain name intangible assets.

3. Your response indicates that prior to fiscal 2010, when the Company was in the development stage of its website, you capitalized the cost to "obtain and register" your domain names pursuant to the guidance in FASB Accounting Standards Codification 350-50-55-3 and 350-50-25-7. However, we note that subsequent to acquiring these intangible assets, you also capitalized the fees paid to renew and retain the domain names. Considering renewal fees are only for a one year period, it is unclear why you capitalized such costs as an indefinite lived intangible. In this regard, we refer you to Exhibit 00-2A of EITF 00-2 and its reference to paragraph 24 of APB 17 (as well as Codification 350-30-25-3), which indicates that costs of internally maintaining intangible assets that are inherent in a continuing business and related to an entity as a whole, shall be recognized as an expense when incurred. Please revise your financial statements accordingly or explain further the basis for your accounting and the specific GAAP guidance you relied upon.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Kari Jin, Staff Accountant, at (202) 551-3481, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Michael Johnson, Staff Attorney, at (202) 551-3477 and Mark Shuman, Branch Chief-Legal at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3499.

Sincerely,

Kathleen Collins
Accounting Branch Chief